FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of April 2011

SANTANDER UK PLC
(Translation of registrant's name into English)

2 Triton Square, Regent’s
Place, London NW1 3AN, England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . . No . . .X. . . .

Santander UK increases SME lending in a solid Q1 performance

London, 28th April 2011

This statement provides a summary of the unaudited business and financial trends for the quarter ended 31 March 2011. Unless otherwise stated, references to Santander UK and other general statements refer to the trading1 results and business flow analysis of Santander UK plc (“Santander UK”) compared to the same period in 2010.

In Q4 2010 Santander UK acquired Santander Cards and the remaining interests of Santander Consumer Finance and Santander Private Banking as part of the previously announced restructure of group companies. As a result, the statutory results for the quarter ended 31 March 2011 include the results of these businesses, whereas the statutory results for the quarter ended 31 March 2010 do not.  In order to enhance the comparability of the two periods, the results of these businesses have been included in the trading results for the quarter ended 31 March 2010.

The results of Banco Santander, S.A. ("Banco Santander") for the quarter ended 31 March 2011 are also released today and can be found on www.santander.com. The results of Santander UK, on a Group basis, are included within Banco Santander’s financial statements.

“Santander UK has delivered a solid first quarter performance, with all business areas performing well and further progress made in improving customer service.

We have maintained an extremely competitive range of products for our retail, business and corporate customers. In line with our commitments to the UK Government under Project Merlin, we have increased lending to SMEs by around 30% over the last 12 months and we continue to be a consistent lender to homeowners, despite weaker demand and a reduction in the overall mortgage market. Santander UK has established solid foundations and we are already proving a strong challenger for the incumbent banks.

Santander UK now has four areas of focus: becoming a more customer-driven retail banking business, improving customer satisfaction and service quality, diversifying our business mix and expanding our growing SME customer franchise. This new approach will help us become an even more effective challenger.”

Ana Botín, Chief Executive Officer, Santander UK

Key Highlights

Santander UK delivering solid business growth and profits:

▪
good first quarter performance maintaining the track record of quarterly profits throughout the financial crisis, with a positive contribution from all businesses and attributable profit increasing relative to the first quarter of 2010;

▪
trading profit before tax improving relative to the fourth quarter of 2010, but was lower than the first quarter of 2010.  The decrease has been driven by increased market funding costs and the costs of holding higher levels of liquid assets as a result of new regulatory requirements;

▪
customer lending grew by 2% versus the same period last year while lending to SMEs grew by 29%, maintaining our support for this important sector of the UK economy as reflected in being named ‘Business Bank of the Year’ at the annual Business Moneyfacts Awards in March;

▪	growth in mortgage balances slowed in line with the market, with £4.2bn of new gross lending written in the first quarter, slightly above our stock share;

▪	customer deposit balances rose 4%, with an improvement in the overall customer funding position in each of the last five quarters;

▪	Core Tier 1 ratio improved since December 2010 to c.11.6%;

▪	arrears performance better than expected, both in terms of secured and unsecured loans;

▪	cost-to-income ratio of c. 43%, though again impacted by higher costs of liquidity, excluding which the cost-to-income ratio would have been c. 40%; and

▪	preparation for the integration of RBS branches is progressing.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN	1

Following her appointment as CEO in December 2010, Ana Botín has conducted an in depth review of Santander's UK businesses and put in place a new organisational structure to deliver the next stage in the development of the business.

Santander UK has established itself as a strong challenger brand with innovative and competitively priced products and successfully integrated three businesses onto one IT platform.  The next stage in its evolution will have a clear strategic focus to move to a customer-centred model, with a more balanced business mix between SME and Retail.  In all areas of our business our goal will be to work with our customers to provide financial solutions that reflect their needs, delivered with a strong service ethos.

Full details of the new strategy and key performance metrics will be outlined at the Santander Group’s Investor Day in September, ahead of plans for an initial public offering.

A number of management changes have already been made to reflect this new approach:

▪
Steve Pateman, having successfully developed the SME business over the last 3 years has joined the UK Board (subject to FSA approval) with additional responsibility for Business Banking and will also lead the development of the SME regional investment programme, building on our existing partnership with a number of Universities;

▪
Charlotte Hogg, who will be joining Santander UK in July and lead the Retail Distribution business (subject to FSA approval), and Rami Aboukhair, Product and Marketing Director (subject to FSA approval), who recently joined from Banesto, will be working together to develop a suite of products and distribution infrastructure focused on our customers' needs and reflecting the changing world in which personal financial services will be structured and delivered - to include a new premium and private banking business; and

▪
in addition to his existing Strategy and Corporate Finance responsibilities, Miguel Angel Rodriguez Sola is now responsible for Customer Satisfaction and Service Quality. This reflects the need to improve our customer service and establish a customer ethos throughout the organisation, whilst integrating the 318 RBS and NatWest branches currently in the course of acquisition.

Whilst we have made good progress in reducing the level of complaints (20% reduction in FOS claims) and the speed with which they are resolved (80% in less than 48 hours), we intend to examine the root cause of these complaints as a means of addressing any systemic issues that may exist.

By taking a broad organisational perspective on these key projects, both will receive not only the correct focus but benefit from a holistic approach to how we work with our customers across our various products and businesses.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN	2

Financial results

The first quarter attributable profit was higher than both the previous quarter and the first quarter of 2010.

During 2010, a number of structural issues impacted the banking sector and Santander UK’s balance sheet and financial results. Term funding markets re-opened with maturing funding replaced at a higher cost, and the UK base rate stayed at current levels for longer than expected. In addition, new liquidity regulation has necessitated holding significantly higher levels of liquid assets – Santander UK’s holdings have increased by £30bn over the last 15 months. In 2011, the bank levy was introduced and a higher cost in relation to the Financial Services Compensation Scheme is expected. These ‘structural factors’ materially impact the year-on-year trends requiring some reference to underlying trends and performance relative to the fourth quarter of 2010.

Trading income

Interest income was c. 6% lower than in the first quarter of 2010 largely as a result of the new regulatory liquidity requirements excluding which revenues were stable, and ahead of the fourth quarter of 2010. The commercial banking margin narrowed slightly in the first quarter to 1.97% with broadly stable lending margins offset by increased funding and regulatory liquidity costs. Income benefited from more customers continuing to revert to standard variable rate mortgages, albeit at a slower rate than in 2010, and acting as a natural offset to lower interest rates forcing up the relative cost of funding. The Corporate Banking business reported higher net interest income reflecting deposit and lending growth, with margins on new lending higher than historical levels. SME net lending was £0.6bn in the quarter, with balances up by 29% relative to the same period last year.

Pressure on fees continued to restrict non interest income growth consistent with UK market trends. Investment income in particular was lower, driven by a smaller market and a mix shifting away from structured products to managed funds. Banking fees were relatively stable year-on-year, whilst fee income in relation to Corporate Banking activities benefitted from the increased new business activity. Customer driven revenues in Global Banking & Markets were down slightly, but with a strong March performance.

Trading expenses

Trading expenses were marginally higher than 2010. The synergy benefits from the A&L integration continued to be reinvested in growth initiatives in Corporate Banking, Global Banking & Markets and the ongoing recruitment in retail operations to support business growth and to improve customer service. The cost-to-income ratio of c. 43% was higher than the same period last year. Excluding the adverse impact on income from additional liquid asset holdings, the cost-to-income ratio was c. 40%.

Trading provisions

Trading provisions reduced by almost 50% compared to last year largely due to improving mortgage and unsecured loan related charges. This was partially offset by increases in charges in relation to the growing corporate book.

Secured coverage was maintained at 22%, whilst the stock of properties in possession increased to 1,001 cases from 873 in 2010, but still represented only 0.06% of the book and remained well below the industry average 2. The mortgage non-performing loan ratio increased to 1.35% from 1.29% at December 2010 but was lower than the same point last year. A strong focus on collections strategy, low interest rates and the relative stability of the UK economy continued to support the improving mortgage arrears position and the low volume of properties in possession.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN	3

The key ratios in the table below demonstrate the performance seen in the last 5 quarters:

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1
	2010	2010	2010	2010	2011

Santander UK - mortgages only

NPL (by volume) 3 month plus % of asset	1.43%	1.42%	1.36%	1.29%	1.35%

PIP % of asset	0.05%	0.06%	0.06%	0.05%	0.06%

Secured coverage	22%	23%	23%	22%	22%

New business LTV	61%	62%	63%	63%	62%

Stock LTV indexed	52%	51%	51%	51%	51%

Council of Mortgage Lenders (CML)2 - mortgages only

NPL (by volume) 3 month plus % of asset	2.22%	2.17%	2.15%	2.11%	N/A

PIP % of asset	0.13%	0.12%	0.12%	0.11%	N/A

Other income statement items

In August 2010 we announced a planned restructure to transfer the ownership of certain UK-related Banco Santander Group businesses to Santander UK. During the fourth quarter of 2010 Santander UK completed the acquisition of the UK operations of Santander Cards, and the remaining interests in Santander Consumer Finance and Santander Private Banking. The loan books of these businesses amounted to c. £6bn. The results of these businesses have been included in the trading results for Quarter 1 2010 to allow comparability of trends on a like-for-like basis.

Balance sheet strength

Santander UK remains a UK-focused institution with c.90% of the balance sheet UK-related and around 85% of customer loans made up of residential mortgages to UK customers.

The commercial funding gap improved in the first quarter of 2011 as a result of negative net mortgage lending, with deposit balances broadly stable. Over the last 12 months, commercial asset stock increased 2% to £201.8bn due to growth in residential mortgages of 2% and SME loans of 29%. Commercial liability stock grew 4% to £153.4bn compared to the first quarter 2010. The commercial loan-to-deposit ratio improved to 132% compared to 134% at the same time last year.

In the first quarter of 2011, Santander UK raised over £7bn of medium-term funding at attractive rates. Deleveraging of non-core assets continued in the first quarter of 2011 with balances down by c. £2bn in total.

During the first quarter of 2011, the average holdings of high quality liquid assets have been around £40bn, an increase of almost £30bn since December 2009 as a response to higher regulatory liquidity requirements.

Capital ratios have improved slightly since December 2010 with Core Tier 1 now c. 11.6% (December 2010: 11.5%).

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN	4

Business flows

The key metrics in the table below highlight the performance achieved in the last five quarters:

	Qtr 1	Qtr 2	Qtr 3	Qtr 4	Qtr 1
	2010	2010	2010	2010	2011

Gross mortgage lending (£bn)	5.7	6.6	6.9	5.0	4.2
Capital repayments (£bn)	4.3	4.7	5.0	4.7	4.8
Net mortgage lending (£bn)	1.4	1.9	1.8	0.4	(0.6)
Stock (£bn)	168.3	170.2	172.1	172.4	171.8
Market share – gross lending (3)	20.0%	19.3%	18.4%	14.5%	14.4%
Market share – capital repayments (3)	14.6%	14.7%	15.1%	14.6%	15.9%
Market share – stock (3)	13.6%	13.7%	13.9%	13.9%	13.9%

Total gross UPL lending (£bn)	0.4	0.3	0.3	0.3	0.4
Total UPL stock (£bn) (4)	4.0	3.8	3.6	3.3	3.2

SME Lending Stock (£bn)	7.0	7.5	8.0	8.5	9.1
Market share SME Lending Stock (%)	3.0%	3.2%	3.4%	3.6%	3.7%

Total commercial (5) asset stock (£bn)	197.5	199.3	201.7	202.1	201.8

Commercial (5) net deposit flows (£bn)	3.0	1.6	2.0	3.0	(0.1)
Of which: Retail & Private Banking	2.2	1.7	0.7	2.3	(0.5)
Investment sales – API (£ bn)	0.9	0.9	0.9	0.8	0.7
Total Commercial (5) liability stock (£bn)	146.9	148.5	150.5	153.5	153.4

Bank account openings (000's)	285	234	267	219	217
Market share - Bank Account Stock (6)	8.9%	9.1%	9.2%	9.2%	9.1%

Credit card sales (000's)	117	122	93	103	155

▪
gross mortgage lending was £4.2bn, an estimated market share of c. 14.4% slightly above our natural stock share. The LTV on new business in the quarter was 62%, whilst the indexed stock LTV was 51% - both measures remained broadly stable over the last 5 quarters;

▪
net mortgage lending was £0.6bn negative in the first quarter, reflecting the weaker pipeline from the last quarter of 2010 during which market pricing became less attractive in the lower loan-to-value (LTV) segments of the market;

▪	the de-leveraging of the UPL book has resulted in a 20% reduction in balances to £3.2bn. New gross lending was broadly stable year-on-year;

▪	lending to the SME market continued to grow via our 25 regional business centres. Lending stock of £9.1bn was 29% higher than 2010 equating to an estimated market share of 3.7%;

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN	5

▪
net commercial deposit balances fell marginally in the quarter. The slower acquisition of deposits reflected both a net reduction in the size of the market in the UK, and extremely negative pricing and margins in the market. The first quarter included a £0.4bn inflow in Corporate despite shedding c. £0.5bn of deposits that were uneconomic given new liquidity constraints in part due to the impact of higher regulatory liquidity costs;

▪	investments & pensions’ performance was down 29% delivering £0.7bn API in the quarter, relative to a market which has declined 24% compared to the first quarter of 2010;

▪
almost 220,000 bank accounts were opened in the first quarter of 2011 building on the success of the last two years, during which more than 2 million accounts were opened. Bank account balance growth of around 4% was a result of not only the larger stock of accounts but also a focus on increasing the quality and primacy of account openings; and

▪	credit card sales of 155,000 grew by 32% with a continued focus on existing customers.

1.
Trading profit before tax is management’s preferred profit measure when assessing the performance of the business and is the internal measure of segment profit required to be disclosed under IFRS 8. It is calculated by adjusting statutory profit before tax for reorganisation and other costs, hedging and other variances, run-down and non-growth portfolio, profit on disposal of subsidiaries, goodwill on acquisition of associates and capital and other charges.

2.
Data reproduced from statistics published by the Council of Mortgages Lenders (CML). March 2011 data not available at the time of reporting.  Information in this trading statement sourced from the CML has been accurately reproduced and as far as Santander UK is able to ascertain from information published by the CML, no facts have been omitted which would render the reproduced information inaccurate or misleading.

3.
Market share of gross lending, capital repayments and mortgage stock estimated by Santander UK for each quarter having regard to individual lending data published by The Bank of England for the first two months of each quarter.

4.
Market share of SME lending stock determined on an asset basis of SME businesses with turnover up to £150m, estimated by Santander UK for each quarter having regard to corporate lending data published by The Bank of  England for the first two months of each quarter.

5.	Includes Retail, Corporate and Global Banking & Markets.

6.	Market share of bank account stock estimated by Santander UK for each quarter having regard to market research published by CACI.

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN	6

Santander UK plc & Banco Santander, S.A.

Santander UK plc (“Santander UK”) is a subsidiary of Banco Santander, S.A. (“Santander”) (SAN.MC, STD.N). Santander is a retail and commercial bank, based in Spain, with a presence in 10 main markets. At the close of December 2010, Santander was the largest bank in the euro zone by market capitalisation and, in 2007 to 2010, the third in the world by profit. Founded in 1857, at the end of 2010, Santander had EUR 1,362 billion in managed funds, more than 95 million customers,14,082 branches – more than any other international bank – and over 178,000 employees. It is the largest financial group in Spain and Latin America, with leading positions in the United Kingdom and Portugal and a broad presence in Europe through its Santander Consumer Finance arm.

Santander has a standard listing of its ordinary shares on the London Stock Exchange and Santander UK continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Disclaimer

Santander UK and Santander both caution that this press release may contain forward-looking statements. Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, contain a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the U.S. Securities and Exchange Commission. Such forward-looking statements are found in various places throughout this press release. Words such as “believes”, “anticipates”, “expects”, “intends”, “aims” and “plans” and other similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward-looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management’s current expectations, estimates and projections and both Santander UK and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. Factors that may affect the Santander UK’s operations are described under ‘Risk Factors’ in Santander UK’s Annual Report and Accounts on Form 20-F for 2010. A more detailed cautionary statement is also given on page 5 of Santander UK’s Annual Report and Accounts on Form 20-F for 2010. When relying on forward-looking statements to make decisions with respect to Santander UK or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise. Statements as to historical performance, historical share price or financial accretion are not intended to mean that future performance, future share price or future earnings (including earnings per share) for any period will necessarily match or exceed those of any prior year.

This announcement is not a form of statutory accounts.

Contacts
Anthony Frost	(Head of UK Corporate Communications)	020 7756 5536
Jonathan Burgess	(Head of FMI, Planning & Investor Relations)	020 7756 4182
Israel Santos	(Head of Investor Relations)	020 7756 4275

For more information contact:		ir@santander.co.uk

Investor Relations 2 Triton Square, Regent’s Place, London NW1 3AN	7

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SANTANDER UK PLC

Dated: 28 April 2011	By / s / Jessica Petrie (Authorised Signatory)